**BHA Select Network, LLC**

**Report Pursuant to Rule 17a-5 of**
**The Securities and Exchange Commission**

**Including Report of Independent Registered Public Accounting Firm**

**As of December 31, 2020**

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2023 |
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| Hours per response | 12.00 |

## UNITED STATES
### SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-  69341 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING    **01/01/2020**    AND ENDING    **12/31/2020**

       MM/DD/YY              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**BHA Select Network, LLC**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**745 Atlantic Ave, 7th Floor**

(No. and Street)

| **Boston** | **MA** | **02111** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Daniel McDermott**                     **508-786-0480**

              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Knight Rolleri Sheppard, CPAS, LLP**

(Name – if individual, state last, first, middle name)

| **1499 Post Road, PO Box 139** | **Fairfield** | **CT** | **06824** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __Daniel McDermott__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__BHA Select Network, LLC__ , as

of __December 31__ , 20 __20__ , are true and correct.  I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



JORGE MARTINEZ
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 16, 2023

_____
Signature

__CEO__
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a)  Facing page.
- ☒ (b)  Statement of Financial Condition.
- ☒ (c)  Statement of Income (Loss).
- ☒ (d)  Statement of Changes in Financial Condition.
- ☒ (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g)  Computation of Net Capital.
- ☐ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i)  Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j)  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)  A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)  An Oath or Affirmation.
- ☐ (m)  A copy of the SIPC Supplemental Report.
- ☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS



Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of BHA Select Network, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BHA Select Network, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BHA Select Network, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of BHA Select Network, LLC's management. Our responsibility is to express an opinion on BHA Select Network, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BHA Select Network, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*KRS CPAS, LLP*

Knight Rolleri Sheppard CPAS, LLP
We have served as BHA Select Network, LLC's auditor since 2019.

Fairfield, Connecticut
March 2, 2021

1

1499 Post Road, Suite 1040 • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

**BHA Select Network, LLC**

**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2020**

Note 1    **Organization and Nature of Business**

BHA Select Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2008 under another name (previously known as Parker Point Capital, LLC) under the laws of the State of Massachusetts. The Company registered for broker-dealer status as BHA Select Network, LLC in July 2013 which was granted on March 5, 2014. The Company provides investment banking and related financial advisory services to alternative investment fund managers. It operates out of one office in Boston, Massachusetts.

The Company's sole member is Brighton House Associates, LLC (the "Parent"), an investment banking firm located in Boston, Massachusetts.

Note 2    **Summary of Significant Accounting Policies**

**Basis of Presentation**
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All items of income and expense are accounted for on the accrual basis.

**Use of Estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

**Lease Accounting**
The Company has determined that the new lease accounting standard (ASC-842) does not apply to the Company.

**Revenue Recognition**
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Note 2        **Summary of Significant Accounting Policies (continued)**

**Revenue Recognition (continued)**
The Company provides investment banking and advisory services. Revenue for investment banking success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).  For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable.  Revenue for financial advisory retainer fees is generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.  Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.  At December 31, 2020, contract liabilities were $7,500.  Disaggregation can be found on statement of operations for the year ended December 31, 2020.

**Accounts Receivable**
Accounts receivable represents amount earned but not yet received.  Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical collection experience.  An allowance for doubtful accounts is determined based on management's best estimate of probable losses.  There was no allowance for doubtful accounts as of December 31, 2020.

**Cash and Cash Equivalents**
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

**Income Taxes**
The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes.  As a result, no federal or Massachusetts State income taxes are provided as they are the responsibility of the individual members.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities.  There were no uncertain tax positions at December 31, 2020.

Note 3        **Concentrations**

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution.  From time to time, the Company's balances may exceed these limits.  During 2020, one customer provided 15% of the total revenues.

Note 4        **Related Party Transactions**

The Company was a party to an expense sharing agreement with the Parent, in which the Parent provides office and additional services in exchange for reimbursement of a specified percentage of such expenses.  The expense sharing agreement terminated on October 31, 2020.  For the year ended December 31, 2020, the Company incurred expenses of $14,081 related to this agreement.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

Note 5        **Exemption from Rule 15c3-3**
The Company amended its membership agreement with FINRA on December 3, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 6        **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $14,824 which was $9,824 greater than its minimum net capital required of $5,000. As of December 31, 2020, the ratio of aggregate indebtedness to net capital was 1.13 to 1.

Note 7        **Risk and uncertainties**

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note 8        **Subsequent events**

For purposes of preparing financial statements the Company considered events through March 2, 2021, the date the financial statements were available for issuance.